

SE   18001518

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL Proces
Received
FEB 28 2018
WASH D.C.

SEC FILE NUMBER
8- 13431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Distributors, Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 N. Radnor-Chester Road

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Radnor   PA   19087

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl R. Pawsat   (336) 691-3486

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lincoln Financial Distributors, Inc. claims exemption from this requirement. See Duly Authorized Officer Affirmation pursuant to Rule 17a-5(e)(2) under the Securities Exchange Act of 1934.

(Name – if individual, state last, first, middle name)

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Carl R. Pawsat _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc _____ , as of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

AVP, Financial and Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Distributors, Inc.

Statement of Financial Condition

Year Ended December 31, 2017
With Duly Authorized Officer Affirmation



Lincoln
Financial Distributors®
A member of Lincoln Financial Group

You're In Charge®

Lincoln Financial Distributors, Inc.

Statement of Financial Condition

Year Ended December 31, 2017

Contents

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2017

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, office, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 28, 2018

Name: Carl R. Pawsat
Title: AVP, Financial and Operations Principal

1

Lincoln Financial Distributors, Inc.

Statements of Financial Condition

	December 31, 2017
Assets	
Cash and invested cash	$ 4,480,645
Commissions and fees receivable	27,544,975
Due from affiliates	410,691
Total assets	$ 32,436,311
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 27,778,903
Other liabilities	116,191
Total liabilities	27,895,094
Stockholder's equity:	
Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding	200,000
Additional paid-in capital	12,632,000
Accumulated deficit	(8,290,783)
Total stockholder's equity	4,541,217
Total liabilities and stockholder's equity	$ 32,436,311

See accompanying notes.

Lincoln Financial Distributors, Inc.

Notes to the Statement of Financial Condition

December 31, 2017

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's financial position being significantly different from those that would have been obtained if the Company were autonomous.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Commission and Fee Revenue and Expense

LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of LNL and Lincoln Life & Annuity Company of New York ("LLANY"). We recognize all commission and fee revenue for the distribution of these products. The selling costs related to the distribution of these products are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for distributing the underlying mutual funds. These 12b-1 fees are passed on to LNL to offset wholesale distribution expenses incurred on LFD's behalf. All other commission and fee revenue amounts are received from affiliates.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Future Adoption of New Accounting Standards

The following table provides a description of future adoptions of new accounting standards that may have an impact on our financial statements when adopted:

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers & ASU 2015-14, Revenue from Contracts with Customers; Deferral of the Effective Date	This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods and services. The amendments define a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity's performance obligation. Retrospective application is required. After performing extensive outreach, the FASB decided to delay the effective date of ASU 2014-09 for one year. Early application is permitted but only for annual reporting periods beginning after December 15, 2017.	January 1, 2018	We are still evaluating the impact of the adoption of ASU 2014-09, but believe it will have no material effect on our current pattern of revenue recognition and will not have a material impact on our Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-02, Leases	This standard establishes a new accounting model for leases. Lessees will recognize most leases on the balance as a right-of-use asset and a related lease liability. The lease liability is measured as the present value of the lease payments over the lease term with the right-of-use asset measured at the lease liability amount and including adjustments for certain lease incentives and initial direct costs. Lease expense recognition will continue to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under current GAAP. This ASU permits a modified retrospective adoption approach which includes a number of optional practical expedients that entities may elect upon adoption. Early adoption is permitted.	January 1, 2019	We are currently identifying all of our leases that will be within the scope of this standard; as such we continue to evaluate the quantitative impact of adopting this ASU on the Statement of Financial Condition. Based on our initial assessment, we do not expect there to be a significant difference in our pattern of lease expense recognition under this ASU.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net)	These amendments clarify the implementation guidance on principal versus agent considerations in ASU 2014-09, including how an entity should identify the unit of accounting for the principal versus agent evaluation. In addition, the amendments clarify how to apply the control principle to certain types of arrangements, such as service transactions, by explaining what a principal controls before the good or service is transferred to the customer. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are still evaluating the impact of the adoption of this ASU, but believe it will not have a material impact on our Statement of Financial Condition. See comments under ASU 2014-09 for more information.
ASU 2016-10, Identifying Performance Obligations and Licensing	These amendments clarify, among other things, the accounting guidance in ASU 2014-09 regarding how an entity will determine whether promised goods or services are separately identifiable, which is an important consideration in determining whether to account for goods or services as a separate performance obligation. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are still evaluating the impact of the adoption of this ASU, but believe it will not have a material impact on our Statement of Financial Condition. See comments under ASU 2014-09 for more information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-12, Narrow Scope Improvements and Practical Expedients	The standard update amends the revenue recognition guidance in ASU 2014-09 related to transition, collectability, noncash consideration and the presentation of sales and other similar taxes. The amendments clarify that, for a contract to be considered completed at transition, substantially all of the revenue must have been recognized under current GAAP. The amendments also clarify how an entity should evaluate the collectability threshold and when an entity can recognize nonrefundable consideration received as revenue if an arrangement does not meet the standard's contract criteria. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are still evaluating the impact of the adoption of this ASU, but believe it will not have a material impact on our Statement of Financial Condition. See comments under ASU 2014-09 for more information.
ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers	These amendments clarify thirteen issues related to the adoption of ASU 2014-09. The most significant issue of these amendments for us is the clarification that all contracts within the scope of Topic 944 are excluded from the scope of ASU 2014-09, rather than just insurance contracts as described in ASU 2014-09. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are still evaluating the impact of the adoption of this ASU, but believe it will not have a material impact on our Statement of Financial Condition. See comments under ASU 2014-09 for more information.

2. Income Taxes

We continue to review and analyze the provisions of the Tax Cuts and Jobs Act, including the actual and potential impact of the reduction in the U.S. federal corporate income tax rate and the impact on our statement of financial condition. The impact of the Tax Cuts and Jobs Act may differ from existing amounts due to, among other things, changes in interpretations and assumptions we have made and guidance that may be issued by regulatory authorities. The Securities and Exchange Commission has issued rules that allow for a one year measurement period after the enactment of the Tax Cuts and Jobs Act to finalize calculations and recording of the related tax impacts. While we do not anticipate any significant changes to the amounts recorded as of December 31, 2017, any adjustments to amounts recorded as a result of the Tax Cuts and Jobs Act will be made during 2018.

The federal income tax asset was as follows:

	December 31, 2017
Current	$ 271
Deferred	-
Total federal income tax asset	$ 271

Current federal income taxes receivable of $271 at December 31, 2017, is included in due from affiliates on the Statement of Financial Condition.

Current state income taxes payable of $77,869 at December 31, 2017, is included in other liabilities on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. As of December 31, 2017, our deferred tax asset was $0.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service; however, tax years 2014 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, and laws governing the activities of broker-dealers. While LFD is involved in various pending or threatened legal proceedings arising from the conduct of business either in the ordinary course or otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial position.

5. Net Capital Requirements

LFD has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250,000.

	December 31, 2017
Minimum net capital requirement	$ 250,000
Net capital	4,130,526
Excess net capital	$ 3,880,526

6. Capital

During 2017, LFD declared and paid dividends to its parent, LNL, of $2,000,000.

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.



Lincoln
Financial Distributors®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Road
Radnor, PA 19087